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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q    [_] Form N-SAR


For Period Ended: June 30, 2001

[_] Transition Report on Form 10-K                 SEC FILE NUMBER
[_] Transition Report on Form 20-F                     0-24242
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q                 CUSIP NUMBER
[_] Transition Report on Form N-SAR                    743088

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                        Productivity Technologies Corp.
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              Full Name of Registrant (Former Name if Applicable)

                       201 South Main Street, 8th Floor
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           Address of Principal Executive Office (Street and Number)

                              Ann Arbor, MI 48104
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                          (City, State and Zip Code)
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Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    |
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As recently reported in a current report on Form 8-K, effective July 24, 2001, the Registrant appointed Doeren Mayhew to serve as its independent auditors.
The Registrant is unable to timely file its annual report on Form 10-K for the period ended June 30, 2001 without unreasonable effort or expense due to the additional time needed by the Registrant to provide necessary information to the new auditors, and for the audit to be completed.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Jesse A. Levine               734                996-1700
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     (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the
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     preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's revenues for the fiscal year ended June 30, 2001 are expected to be 16% lower than previous year end revenues principally as a result of low order volume at its wholly-owned subsidiary, Atlas Technologies, Inc. ("Atlas") during fiscal 2001, which the Registrant believes is a result of sluggish capital spending in the automotive industry. Gross Profit is expected to decrease over the year earlier numbers primarily due to the low volume, lower percentage mix of higher margin products and cost overruns incurred by Atlas late in the production cycle. Interest expense for fiscal 2001 is expected to be 23% more than for fiscal 2000 due to the indebtedness incurred by the Registrant for the purchase of Westland Control Systems, Inc. The Registrant expects to incur a net loss of $3,103,741 for fiscal 2001 as compared to a net loss of $256,280 for fiscal 2000.

     Set forth below is a brief summary of the Registrant's estimated results for 2001 compared to actual results for 2000 (expressed in thousands, except per share data). The actual results are subject to modification upon completion of the audit.


                             Year Ended June 30, 2001   Year Ended June 30, 2000
                             ------------------------   ------------------------

     Net sales                            $27,992                    $33,230
     Cost of sales                         22,155                     26,335
     Gross profit                           5,837                      6,895
     SG&A                                   8,004                      6,458
     Income (loss) from operations         (2,167)                       437
     Net income (loss)                     (3,104)                      (256)
     Net income (loss) per
       share of common stock             ($  1.25)                  ($   .10)

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                        Productivity Technologies Corp.
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               (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            By:   /s/ Jesse Levine
                                                -------------------------
                                                  Jesse Levine
                                                  Chief Financial Officer

Date: October 1, 2001

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).